January 16, 2020

Nadeem Moiz
Chief Financial Officer
Select Interior Concepts, Inc.
400 Galleria Parkway, Suite 1760
Atlanta, Georgia 30339

       Re: Select Interior Concepts, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 15, 2019
           File No. 001-38632

Dear Mr. Moiz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction